UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC   20549



                            Form 6-K

   REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
           UNDER THE SECURITIES EXCHANGE ACT OF 1934




For the month of           November        , 1996.


                       Russel Metals Inc.


Suite 210, 1900 Minnesota Court, Mississauga, Ontario    L5N 3C9

            (Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover
of Form 20-F or Form 40-F.]

Form 20-F        Form 40-F


[Indicate by check mark whether the registrant by furnishing the information contained in
this Form is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection
with Rule 12g3-2(b):
82- ______________.]





                        RUSSEL METALS/NEWS


STOCK SYMBOL:    TSE: RUS.A                              NASDAQ: RUSAF


RUSSEL METALS REPORTS THIRD QUARTER RESULTS

TORONTO (November 14, 1996) -- Russel Metals Inc. today reported that third quarter
earnings, before a provision for divested Metals operations, rose to $5.0 million or seven cents
per share from $3.1 million or four cents per share in the third quarter of last year. After the
provision, the Company reported a loss of three cents per share in the current period.

The Metals provision of $9.7 million ($5.5 million after tax) includes a charge to cover costs
related to the previously announced transaction with Samuel, Son & Co.,  as well as expenses
related to the reorganization of service centers in Canada and the United
 States.  These
transactions are expected to improve the profitability of the ongoing Metals operations.

Comparable Metals operations reported an operating profit in the quarter of
 $11.1 million, up 7%
from the $10.4 million reported in the third quarter of last year. Metals results for the nine months
ending September 30, 1996 remain below the comparable period last year due to the strong
market conditions that existed in the first half of 1995. The Transport segment reported slightly
lower operating results of $8.0 million in the quarter, down from the $8.7 million reported in the
comparable quarter last year.

A strong cash flow in the quarter reduced bank indebtedness to $46.8 million, a decline of $44.9
million from June 30. Accordingly, interest costs of $7.4 million were down 20%
 from the $9.3
million in the comparable quarter of last year.

 John Pelton, Chairman and CEO of Russel Metals commented, "Metals operations continued the trend of improved results in the quarter, and will be strengthened as the full impact of the recent
corporate moves is felt. The acquisition of the hot rolled bar business from
 Samuel, the divestiture
of the Company's light gauge flat rolled processing businesses and the expansion of our
international segment through the establishment of Fedmet Corp. in Houston,
 Texas, are all
expected to add to Metals' profitability."

Russel Metals is one of the five largest distributors and processors of metal and metal products in
North America through its network of 60 service centers. The Company's operating units trade
under various names including Russel Metals, Drummond McCall, B & T Steel,
 Baldwin
International, Bahcall Group, Total Distributors, Pioneer Steel & Tube, Copco
 Steel, Comco Pipe
and Supply, Fedmet Corp., Russel International, and Wirth Limited. Russel Metals
 also has
investments in the transportation sector.



For further information, contact:
David Fine
Vice President Planning
and Communications,
Russel Metals
(905) 819 - 7402

                        RUSSEL METALS INC.
             CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                              ($000)

                                        September 30,            December 31,
                                                1996                 1995
                                                                (Restated)
Current assets
    Accounts receivable                          $226,846          $206,419
    Income taxes recoverable                       11,940            11,940
    Inventories                                   211,356           242,568
    Prepaid expenses and other assets               5,132             3,247
                                                  455,274           464,174
Fixed assets
    Property, plant and equipment                 152,567           161,526
    Property held for resale                       59,320            57,224
                                                  211,887           218,750
Other assets
    Long-term receivable                           22,714            22,676
    Other investments                              14,449            16,441
    Deferred charges                               11,656            14,218
    Goodwill                                       11,933            12,160
    Deferred income taxes                          64,140            57,089
                                                  124,892           122,584

                                                 $792,053          $805,508


Current liabilities
     Bank indebtedness                           $ 46,846          $ 63,987
     Accounts payable and accrued liabilities                177,698               170,242
     Current portion of long-term debt             21,585            21,264
                                                  246,129           255,493

Long-Term Debt                                    180,522           183,807

Shareholders' Equity                              365,402           366,208

                                                 $792,053          $805,508

                 RUSSEL METALS INC.
         CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)
                    Quarter ended September 30

($000, except for per share amounts and average shares outstanding)

                                Quarter Ended      Nine Months Ended
                                 September 30,                 September 30,
                                    1996              1995               1996                1995
                                                       (Restated)                                                   (Restated)
Sales and services
     Continuing Metals             $308,277          $303,209           $924,079           $ 954,179
     Transport                       46,323            42,310             17,546             141,076
     Divested Metals                (10,117)           (1,125)                (12,871)               (167)

                                   $344,483          $344,394           $928,754          $1,095,088

Earnings from continuing operations
     Continuing Metals             $ 11,158          $ 10,452        $    30,577         $    47,741
     Transport                        7,982             8,685             11,945              14,220
     Corporate                       (2,561)           (2,798)                           (7,950)                       (8,043)

                                     16,579            16,339             34,572              53,918

Losses from operations and sale of
 divested Metals                    (10,117)           (1,125)                          (12,871)                         (167)
Interest                             (7,356)           (9,282)                          (21,438)                      (29,738)

Earnings (loss) before income taxes                         (894)          5,932                 263              24,013

Provision for (recovery of) income taxes                    (359)          2,747                 190              10,598

Net earnings (loss) for the period                   $   (535)          $  3,185          $       73           $  13,415

Net earnings (loss) per common share
     Basic                           $(0.03)            $0.04                  $(0.07)              $0.20
     Fully diluted                   $(0.03)            $0.04                  $(0.07)              $0.20


Average shares outstanding       51,007,864        51,007,864         51,007,864          51,007,864

                        RUSSEL METALS INC.
     CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
                           (UNAUDITED)
                  Nine Months ended September 30

($000)
                                                    1996             1995
                                                                  (Restated)
Operating activities
     Net earnings from continuing operations          $           73                   $ 13,415
     Depreciation and amortization                  13,521           12,904
     Deferred income taxes                          (7,138)                     2,277
     Accrued revenue - deferred income taxes          (536)                      (763)
     Gain on sale of fixed assets                     (115)                      (394)
     Loss on sale of businesses                                9,655                          -
Cash from continuing operations                     15,460                     27,439

Changes in working capital items
     Accounts receivable                           (19,881)                    (5,570)
     Inventories                                    28,779                    (16,797)
     Accounts payable and accrued liabilities                  4,168           26,906
     Other                                                    (1,865)                         (2,127)
Cash from continuing operating activities           26,661                     29,851

Financing activities
     Decrease in long-term debt                     (2,248)                    (3,251)
     Decrease in long-term receivable                            498                     2,576
     Distributions                                            (3,657)                         (3,456)
Cash used in financing activities                   (5,407)                    (4,131)

Investing activities
     Purchase of fixed assets                                (13,373)                        (38,020)
     Proceeds on sale of fixed assets                6,210            3,098
     Proceeds on sale of businesses                 16,181           34,074
     Purchase of businesses                         (5,352)          (4,857)
     Other                                                    (6,844)                            955
Cash used in investing activities                             (3,178)                         (4,750)

Increase in cash from continuing operations                   18,076           20,970

Cash used in discontinued operations                  (935)                   (15,927)

Increase in cash                                    17,141            5,043
Cash position, beginning of the period                       (63,987)                        (99,122)

Cash position, end of the period                  $(46,846)                 $ (94,079)


NOTE:  Cash position represents bank indebtedness.

                      Report to Shareholders
                        September 30, 1996




THIRD QUARTER RESULTS

Third quarter revenue was $367.3 million compared with $367.7 million a year earlier.  For the
nine months ended September 30, revenue declined 5.8% to $1,101.5 million compared with
$1,169.6 million for the nine months of 1995.  Transport comparable year to date sales increased
7.5% over last year; however, the divestiture of White Pass Petroleum operations effective May
31, 1995 resulted in a reduction in segment and total Company revenues for the nine months
ended September 30, 1996 compared to the same period in 1995.  Transport operating profits
declined slightly due to competitive pricing pressures in the Tri-Line trucking unit.  Metals
revenues for the quarter from on-going operations were comparable to the same quarter last year,
while operating profits improved 6.8% mainly related to the Trading operations.

The acquisition from Samuel, Son & Co. Ltd. of their hot rolled bar operations, the divestiture
of the Company's light gauge flat rolled processing businesses and the related reorganization of
Eastern Canada service centers have been substantially completed.

A provision of $9.7 million ($5.5 million after tax) has been included in the quarter to cover
principally the costs and losses from the sale of the light gauge flat rolled businesses, as well as
expenses related to service center reorganization in Canada and the United
 States.

The Company recorded net income of $5.0 million or $0.07 per common share in the third quarter
compared with $3.1 million or $0.04 per common share last year, prior to provisions.  Including
the provision, the unaudited net loss for the third quarter ended September 30,
 1996 was $0.5
million.  The unaudited net income for the nine months ended September 30, 1996 was $0.1
million compared with net income of $13.4 million for the nine months ended
 September 30, 1995.

After dividend distributions, the unaudited net loss per common share was $0.03 for the third
quarter of 1996 and an unaudited net loss of $0.07 per common share for the nine months ended
September 30, 1996.  The comparable figures for 1995 were unaudited net income per common
share of $0.04 and $0.20.

REPORT ON OPERATIONS



                                           Quarter Ended                                 Nine Months Ended
                                  September 30,                                          September  30,
                              1996 Change                        1996 Change
               1996   1995   As % of 1995  1996   1995   As % of 1995                   (in millions)          (in millions)
Revenues

  Continuing Metals           $308.3             $303.2             1.7             %           $   924.1      $   954.2 (3.2)%
  Transport                     46.3               42.3             9.5             %               117.5         141.1 (16.7)%

  Continuing Operations       $354.6             $345.5             2.6             %            $1,041.6      $1,095.3 (4.9)%


Segment Operating Profits

  Continuing Metals           $ 11.1             $ 10.4             6.8             %              $ 30.6         $ 47.7 (36.0)%
  Transport                      8.0                8.7           ( 8.1)            %                11.9           14.2 (16.0)%

  Continuing Operations       $ 19.1             $ 19.1               -                            $ 42.5           $ 61.9 (31.4)%

The table of results has been prepared excluding the non-recurring provisions, losses from
operations of the divested units and corporate expenses.

During the quarter, the Company significantly increased its capabilities in international steel
sourcing through the establishment of Fedmet Corp., providing import services to customers in
the U.S. gulf states through principal offices in Houston, Texas.

Construction has substantially concluded on our new $12 million Milton, Ontario plant, bringing
the first large-scale automated handling and logistics capabilities in Canada to the Ontario and
Quebec bar products market.


OUTLOOK

Metals' initiatives taken during 1996, both to reposition our existing business and to expand our
strongest sectors, are expected to result in improved levels of efficiency in
 1997.  Transport
revenue and profit prospects are strengthening, particularly in the growth of passenger revenue
at the White Pass railway unit.

                        Russel Metals Inc.
             Management's Discussion and Analysis of
          Financial Condition and Results of Operations
           For The Nine Months Ended September 30, 1996




The following management's discussion and analysis of financial condition and results of
operations should be read in conjunction with the audited Consolidated Financial
 Statements for
the year ended December 31, 1995 including the notes thereto, and the accompanying condensed
unaudited Consolidated Financial Statements for the quarter and nine months ended September
30, 1996.  In the opinion of management, such interim information contains all adjustments,
consisting only of normal recurring adjustments, necessary for a fair presentation of the results of
such periods.  The results of operations for the periods shown are not necessarily indicative of the
results for the full year. All dollar references in this report are in Canadian dollars.

                                           Quarter Ended                                 Nine Months Ended
                                  September 30,                                          September  30,

                             1996 Change                         1996 Change
                 1996  1995  As % of 1995  1996    1995  As % of 1995                   (in thousands)       (in thousands)
Revenues

  Continuing Metals           $308,277         $303,209        1.7             %         $   924,079         $   954,179 (3.2)%
  Transport                     46,323           42,310        9.5             %             117,546             141,076 (16.7)%

  Continuing Operations       $354,600         $345,519        2.6             %          $1,041,625          $1,095,255 (4.9)%


Segment Operating Profits

  Continuing Metals            $11,158          $10,452        6.8             %           $  30,577           $  47,741 (36.0)%
  Transport                      7,982            8,685      ( 8.1)            %              11,945              14,220 (16.0)%

  Continuing Operations        $19,140          $19,137          -                         $  42,522           $  61,961 (31.4)%

Return on Average Net Assets
                                                      Nine Months Ended September 30,
                                                                             Annualized Operating Profit
                                     Average Net Assets           Return on Average Net
Assets
                                   1996         1995    1996          1995
                                        (in thousands)

  Continuing Metals                                  $331,300           $343,200                12.3%           18.6%
  Transport                                       103,600       121,300               15.4%           15.6%
  Divested Metals                                  18,600        37,000
  Corporate and Discontinued                          186,200            204,000

                                        $639,700       $705,500

Average net assets are calculated based on opening and closing monthly positions.

Segment Information

Metals - The following table shows the revenues and operating profits and the changes for the
business segments of the Metals operations for the periods indicated:

                                Quarter Ended                        Nine Months Ended
                                 September 30,                                      September 30,
                            1996 Change                  1996 Change
               1996   1995  As % of 1995          1996   1995    As % of 1995
                  (in thousands)                     (in thousands)
Revenues
  Service Centers           $188,816           $177,254             6.5             %       $569,933          $  566,511 0.6%
  Specialty Metals
     and Trading             119,461            125,955            (5.2)%          354,146             387,668           (8.6)%
  Continuing Metals          308,277            303,209             1.7             %             924,079             954,179 (3.2)%
  Divested Metals             12,660             22,145                                            59,900              74,374
                      $320,937     $325,354        (1.4)              %           $983,979          $1,028,553           (4.3)%

Segment Operating Profits
  Service Centers            $ 5,383            $ 5,439            (1.0)            %             $15,254        $29,213 (47.8)%
  Specialty Metals
    and Trading                5,775              5,013            15.2             %              15,323         18,528 (17.3)%

  Continuing Metals           11,158             10,452             6.8             %              30,577         47,741 (36.0)%
  Divested Metals            (10,117)            (1,125)                                           (12,871)          (167)

                       $ 1,041      $ 9,327       (88.8)              %            $17,706             $47,574          (62.8)%

On August 30, 1996 the Company finalized two previously announced transactions with Samuel,
Son & Co., Limited.  In one transaction, the Company acquired the majority of
 Samuel's general
line carbon hot rolled bar business in Canada for $4.3 million.  In the other transaction, Samuel
acquired the carbon steel light gauge flat rolled coil business of the Company in Ontario and
Quebec for proceeds of $15.8 million.  Samuel will be a primary source of supply for the
Company's carbon, stainless and aluminum flat rolled general line requirements.
 The Company
will continue to service the general line carbon, stainless and aluminum sheet requirements of its
20,000 customers.

The Company retains its heavy gauge flat rolled coil resale and processing business operating
under the name B&T Steel.  It also continues its flat rolled coil business in locations outside of
Ontario and Quebec.

On October 22, 1996, the Company announced that it had agreed to sell its carbon steel toll-processing center in Hamilton, Ontario to Cold Metals Products Company, Ltd. for $7.8 million.
This transaction closed November 1, 1996.

The divested metals segment presented in the table above includes the businesses sold to Samuel,
Son & Co., Limited and Cold Metals Products Company, Ltd.  The segment operating profit for
divested Metals operations includes a provision of $9.7 million.  This provision represents the costs
and losses as a result of these two transactions, as well as costs related to the downsizing of the
head office operations.

Metals revenues from continuing operations increased 1.7% for the third quarter of 1996
compared to the same period in 1995 and decreased 3.2% year-to-date, compared with the first
nine months of 1995.

The increase in service center revenues for the third quarter of 1996 compared to the third
quarter of 1995 relates to higher volumes offset partially by lower average selling price per ton.
For the nine months ended September 30, 1996, the service center revenues approximate revenues
for the same period in 1995.

The lower pricing resulted in a 1.0% decrease in segment operating profits for service centers in
the third quarter of 1996 compared to the third quarter of 1995. Steel pricing levels experienced
in the third quarter are expected to continue for the balance of 1996.

Specialty Metals and Trading combined had lower sales of 5.2% in the third quarter of 1996
compared to the third quarter 1995.  This is a result of a combination of reduced volumes and
lower pricing in the specialty businesses, and lower imports in the Trading operations. On a year-to-date basis to September 30, 1996, Trading revenues are approximately 4.3% less than year-to-date September 30, 1995, and specialty businesses account for the remainder of the decrease in revenues compared to 1995.

Trading segment operating profits improved slightly for the third quarter of
 1996 compared to the
third quarter of 1995 due to higher gross margins on products imported in 1996.
  Specialty Metal
businesses had a higher segment operating profit for the third quarter of 1996 compared to the
third quarter of 1995 due primarily to improved operating profits in the tubular operations.

Transport - Transport operations had increased revenue of 9.5% in the third quarter of 1996
compared to the same period in 1995.  Thunder Bay Terminals experienced similar revenues and
operating profits as compared to the same periods last year.  Tri-Line trucking operations had
increased revenue of 8.8% due to higher volumes although lower pricing resulted in operating
profits of 4.0% for the third quarter 1996 compared to 5.1% for the third quarter of 1995.  White
Pass Rail had a strong finish to the tourist season with revenues for the quarter approximately
17.4% higher than third quarter 1995, due to higher passenger counts.

Reduced revenue and operating profits in the Transport operations for the nine months ended
September 30, 1996, as compared with the same period in 1995, relate primarily to the inclusion
in the 1995 results of the White Pass Petroleum operations, which were sold effective May 31,
1995.

Consolidated Results

Revenues - The decrease in consolidated revenues for the quarter of 0.1% results from a decrease
in Metals offset by an increase in Transport as discussed above.

Operating Profits - The continuing operations had a segment operating profit for the quarter ended
September 30, 1996, equivalent to the same quarter last year.  The segment operating profit
including divested operations was $9.0 million for the quarter ended
 September 30, 1996,
compared to $18.0 million for the same quarter of 1995.

Interest Expense - The following table shows the components of interest expense.

                     Third   Second      First  Fourth  Third
                    Quarter           Quarter  Quarter  Quarter  Quarter
                       1996              1996              1996          1995           1995
                                                     (in thousands)
Interest
  Long-term
     Fixed Rate                        $ 861            $  861       $  856         $  863         $  870
     Floating Rate                              4,672            4,334          4,670          4,512          5,507

  Short-term
       Operating Loans                 1,823             1,855        1,506          2,588          2,905

                             $7,356            $7,050           $7,032         $7,963         $9,282

During the second quarter of 1996, the Company adopted the disclosure and presentation
required under the new financial instruments section of the CICA Handbook related to
Convertible Debentures.  This presentation splits the 9% Convertible Debentures, previously
disclosed under shareholders' equity, into a debt component and a shareholders'
 equity
component.  Correspondingly, the interest expense has been reduced to show only the portion
related to the liability and the remainder of the payment to debenture holders net of tax is treated
as a  distribution from retained earnings.  The income statement impact of the change was to
increase net income by $2.0 million for the nine months ended September 30, 1996 and $1.8
million for the nine months ended September 30, 1995.  The earnings per share remains
unchanged.

The lower floating rate long-term debt interest expense for the third quarter of
 1996 compared
to the third quarter of 1995, primarily related to a more favourable interest rate in 1996.  The
reduction in short-term interest for the quarter ended September 30, 1996 compared to the
quarter ended September 1995 is a result of the lower level of borrowings plus a lower interest rate
in the third quarter of 1996 compared to the same period in 1995.

Net Earnings - Net loss for the quarter was $0.5 million compared to earnings of
 $3.1 million for
the same quarter in 1995.  Year-to-date net earnings from operations are $0.1 million compared
to net earnings of  $13.4 million for year-to-date 1995.  The reduction is a result of the loss on the
sale of the flat rolled coil business and lower Transport segment profits offset by lower interest
expense.  Excluding divested operations, the net earnings for the quarter ended and year to date
September 30, 1996, were $5.2 million and $7.4 million, respectively.

Liquidity and Capital Resources

The average net assets employed, shown on page two, set forth the operating assets of the
Company for the Metals and Transport operations.  The remaining $186.2 million of corporate
assets mainly relates to discontinued operations and assets held for resale.
 The net reduction in
assets since September 30, 1995 mainly relates to the sale of the flat rolled operations in August
1996 and Cashway operations in November 1995.

Corporate assets and assets held for resale are comprised of the following items:

                                                     As at September 30,
                                                       1996                           1995
Deferred Tax Debits and Taxes Recoverable                       $ 76.1                             $ 65.7
Working Capital - Discontinued Operations                           --                               36.3
Property Held For Resale                                                    59.3                               65.1
Minority Equity Interest in Divested Operations                             11.9                               13.1
Deferred Financing Costs                                                     6.9                                7.0
Debt in Divested Operations                                                 22.7                               12.1
Other                                                                       10.1                                0.9
TOTAL                                                      $187.0                             $200.2

During the nine months ended September 30, 1996, the Company generated
 $17.1 million cash.
Continuing operations generated cash from operations of $15.5 million and $11.2 million from
working capital, primarily related to reduced inventory levels in the Metals segment.  Proceeds on
sale of businesses, including the carbon steel light gauge flat rolled operation generated cash of
$16.2 million,  while acquisitions of metals businesses utilized $5.4 million.
 Capital expenditures
incurred, mainly in the service center operations, utilized $6.2 million.
 Discontinued operations
consumed $0.9 million during the period to fund previously agreed capital expenditures on
properties leased to Cashway Building Centres.

For the nine months ended September 30, 1995, the Company generated $5.0 million cash.
Continuing operations generated cash from operations of $27.4 million and $2.5 million from
working capital.  The sale of the White Pass Petroleum operations generated cash of  $34.1
million, while the reconstruction of the White Pass Rail dock and other capital expenditures
utilized cash of $38.1 million.  Discontinued operations consumed $15.9 million in cash primarily
related to seasonal accounts receivable and inventory buildup at Cashway
 Building Centres.

The Company currently has a $350 million banking facility.  Under the terms of its credit
agreement, the amount which the Company may draw down fluctuates based on specified ratios.
At September 30, 1996, the Company was entitled to borrow up to $199 million.
 At September
30, 1996, $43.3 million was utilized for bank borrowings and $26.7 million for letters of credit.

The Company has no significant long-term debt repayments scheduled before 1998.
  The current
portion of long-term debt as at September 30, 1996 includes $16.6 million related to the 10.2%
debentures retractable annually until due on July 13, 1998 and $5.0 million related to the current
portion of the 9% convertible debentures (see discussion under consolidated results interest
expense).

The ratio of current assets to current liabilities was 1.9 at September 30, 1996 and 1.8 at December
31, 1995. The debt to equity ratio was 0.7 at September 30, 1996 and December 31, 1995.

OUTLOOK

Metals' initiatives taken during 1996, both to reposition our existing business and to expand our
strongest sectors, are expected to result in improved levels of efficiency in
 1997.  Transport
revenue and profit prospects are strengthening, particularly in the growth of passenger revenue
at the White Pass railway unit.

                        Russel Metals Inc.
            Reconciliation of Net Income to U.S. GAAP
         Quarter and Nine Months Ended September 30, 1996
                              (000)

                                Quarter Ended    Nine Months Ended
                                 September  30,               September  30,
                              1996    1995      1996     1995

Net earning (loss) as shown on the
financial statements                  $(535)           $3,185           $     73        $13,415

Items having the effect of
increasing reported income

   Amortization of unrealized
   exchange loss (gain) on
   long-term debt                        14               (51)                48            (45)

Items having the effect of decreasing
reported income

   Unrealized exchange gain
    on long-term debt                    23               259                 64            499

   Distribution - 9% Convertible
    Debentures                         (681)             (606)            (1,970)        (1,768)

                                      _____             _____              _____          _____

Net income (loss) according
to U.S. GAAP                        $(1,179)           $2,787            $(1,785)       $12,101

                        RUSSEL METALS/NEWS


FOR IMMEDIATE RELEASE

STOCK SYMBOL:                    TSE: RUS.A
                                      NASDAQ: RUSAF

RUSSEL METALS DECLARES DIVIDEND
FOR CLASS II PREFERRED SHARES, SERIES C


TORONTO (November 14, 1996) -- Russel Metals Inc. announced today that it has declared a
dividend of 46.875 cents per share on its Convertible Class II Preferred Shares,
 Series C, payable
on December 15, 1996 to shareholders of record at the close of business on November 28, 1996.

Russel is one of North America's five largest metals distribution and processing organizations
through its network of 47 Canadian and 13 U.S. service centers, which provide and process a
wide range of carbon steel and alloy metal products.



                              -30-

For further information, contact:
David Fine,
Vice President
Planning and Communications
Russel Metals
(905) 819-7402

                        RUSSEL METALS/NEWS
STOCK SYMBOL:  TSE: RUS.A
                      NASDAQ:  RUSAF

RUSSEL METALS SELLS STEEL TOLL-PROCESSING CENTRE

TORONTO (October 22, 1996)--Russel Metals Inc. today announced that it has agreed to sell its steel toll-processing centre in Hamilton, Ontario to Cold Metals Products, Inc. (NYSE:
 CLQ) for $7.8
million. The sale is expected to close by early November.

Wayne Mang, President of Russel Metals Inc. commented, "The operation we are selling is involved
solely in the toll-processing of light gauge flat rolled steel. This sale follows the transaction with
Samuel, Son & Co. and completes our exit from the flat rolled light gauge processing business. Russel
will continue to focus on what we do best - full line distribution of general line products, specialty
metals niches and international trading. These are all strong growth areas for us."

Although Russel is exiting the processing of light gauge material, the Company will continue to
distribute a full range of cut sheet products through its full line distribution units to customers in
Canada and the U.S. In addition, B & T Steel, a heavy gauge flat rolled processing unit in Hamilton,
Ontario continues with Russel Metals as a successful niche unit.

Russel Metals is one of the five largest processors of metal and metal products in North America
through its network of 58 service centers.  The Company's operating units trade under various
names including, Russel Metals, Drummond McCall, Baldwin International, I.
 Bahcall Steel & Pipe,
Total Distributors, Pioneer Steel & Tube, B & T Steel, Comco Pipe and Supply and
 Wirth Limited.
Russel Metals also has investments in the transportation sector.

For further information, contact:
David Fine
Vice President, Planning and Communications
(905) 819-7402

                           SIGNATURES




   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





 Russel Metals Inc.
                                                                    (Registrant)





Date:         November 14, 1996         By:

 Randall B. Williamson
                                                   Vice-President, Treasurer and
 Assistant
                                                   Secretary